# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackRock MuniYield PA Quality, CIK 0000891038
CUSIP: 09255G107
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000072971-25-000204
Filed by CIK 0000072971

## Reporting persons
- Wells Fargo & Company: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 897,743; shared dispositive power 0; aggregate amount beneficially owned 897,743 (6.9% of the class)

## Item 1. Issuer
Name of issuer: BlackRock MuniYield PA Quality
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY,WILMINGTON,DE,19809

## Item 2. Person Filing
Name of person filing: Wells Fargo & Company
Address of principal business office or, if none, residence: 333 Market Street, San Francisco, CA 94105
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 897,743
Percent of class: 6.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 897,743
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This Schedule 13G is filed by Wells Fargo & Company on its own and on behalf of its subsidiary Wells Fargo Advisors Financial Network, LLC a Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c); Wells Fargo Clearing Services, LLC a Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wells Fargo & Company: Ally Pecarro, Designated Signer (01/28/2026)